09045807

Reliance
Industries Limited

RECEIVED
2009 APR -7 P 2:31

April 2, 2009

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record:

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	April 02, 2009	Media Release issued by the Company titled "Gas Production starts from Dhirubhai 1 and 3 Discoveries in the KG-D6 Block"

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

Reliance
Industries Limited

April 2, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

National Stock Exchange of India Limited
Exchange Plaza
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Trading Symbol: "RELIANCE EQ"
Fax No. 2659 8237 /38

Dear Sirs,

Sub: Media Release

We enclose a copy of Media Release issued by the Company titled "Gas Production starts from Dhirubhai 1 and 3 Discoveries in the KG-D6 Block" for your perusal and information.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No.00352 473298

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram: 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Media Release

Reliance
Industries Limited

Gas Production Starts from Dhirubhai 1 and 3 Discoveries in the KG-D6 Block

~In a record time of six and a half years, as against world average of 9-10 years for similar deepwater facilities

~ Will transform India's energy landscape and is expected to double the current level of indigenous gas production ~

~ One of the World's largest Deepwater Production Facilities ~

~ RIL joins elite league of Global Deepwater Oil and Gas operators ~

Gadimoga, April 2, 2009: Reliance Industries Limited (RIL) commenced production of gas from the Dhirubhai 1 and 3 discoveries of the KG-D6 block in the Krishna Godavari Basin, located off the East Coast of India, in the Bay of Bengal. The gas from offshore is being received at its world class onshore facility at Gadimoga, a small village in the East Godavari district of Andhra Pradesh and delivered to the East West Pipeline of Reliance Gas Transportation Infrastructure Ltd. (RGTIL). With this, RIL has commissioned one of the world's largest deepwater production facility in the same block in which RIL already discovered oil reserves (Dhirubhai - 26) and commissioned trial production earlier.

At peak production of oil & gas, the KG-D6 facility is expected to produce over 550,000 barrels of oil equivalent per day. Production from the Dhirubhai 1 and 3 discoveries of the KG-D6 block will result in a quantum leap towards achieving India's energy security. KG-D6 gas would also substantially reduce wealth transfer from India to other nations due to energy imports and bring down subsidy levels in the fertilizer, transportation and other sectors. Apart from the economic benefits to the nation, the impact of this gas will be significant in helping India in its climate change efforts and achieving a greener footprint.

RIL has started gas production in six and a half years from discovery, in comparison to the world average of 9-10 years for similar deepwater production facilities. This achievement is especially commendable as the Bay of Bengal is known for its extremely hostile weather conditions, inundated with storms, cyclones, waves up to twenty meters in height and subsea currents of

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5000
Telefax : (+91 22) 2278 5185
Internet : www.ril.com

over 4 knots, except a fair weather window of four months every year. RIL also had to overcome supply chain challenges and manpower shortages to adhere to tight schedules. Start of production of gas from the KG-D6 block was a complex task, requiring engineering ingenuity to develop critical infrastructure and use of latest cutting edge technology, never experienced in the region before. With this project, RIL has joined a select club of global deepwater operators.

The facilities comprises of wells, sub sea architecture, which are connected by flow lines and production risers to a Control and Riser Platform (CRP) and are tied back to the Onshore Terminal (OT), approximately 60 kms from the gas fields - amongst the longest tie backs in the world. At the seabed, equipment equivalent to over 110,000 MT tones of steel weight and over 2400 line kilometers of flowlines and umbilicals have been installed to construct a deepwater production system. Subsea installations were carried out by remotely operated vehicles (ROVs) at the sea bed depths ranging from 600 metres to 1200 metres, well beyond diver depths. At the peak of offshore construction, the largest marine construction spread in the world comprising of 89 vessels was deployed in an area of 400 square km.

Commenting on the start of the gas production, **Mr. Mukesh Ambani, Chairman & Managing Director, Reliance Industries Limited** said; *"This is a momentous occasion for India. Reliance takes great pride in this success. Reliance has created history and has once again demonstrated its ability to implement complex projects at par with the best performance benchmarks in the world. The clean energy from the Dhirubhai 1 and 3 discoveries of the KG-D6 block will be a boost for energy security and growth of India. We wish to acknowledge and thank all our stakeholders including the Government of India, the Directorate General of Hydrocarbons and our project partners for their continued support."*

The initial production of gas from the Dhirubhai 1 and 3 discoveries of the KG-D6 block will be sold to existing gas starved Fertilizer and Power companies resulting in substantial reduction in subsidy burden of the Government.

The KG-D6 block (KG-DWN-98/3) in Krishna Godavari basin was awarded to RIL and Niko consortium under NELP-I. RIL holds 90% Participating Interest (PI) and Niko Resources Limited holds 10% PI in the block.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone (+91 22) 2278 5000
Telefax (+91 22) 2278 5185
Internet www.ril.com

Reliance Industries Limited

RIL's partners in the project execution were Aker Kvaerner Group, Allseas, Afcons, Bechtel, Cameron, GE, Halliburton, Hellix, L&T, McDermott, Schlumberger, Siemens, and Transocean amongst others.

RIL is the largest exploration acreage holder in the private sector in India. Its E&P assets consist of 54 blocks spanning eight countries.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with a turnover of Rs. 1,39,269 crore (US$ 34.7 billion), cash profit of Rs. 25,205 crore (US$ 6.3 billion), net profit (excluding exceptional income) of Rs. 15,261 crore (US$ 3.8 billion) and net worth of Rs. 81,449 crore (US$ 20.3 billion) as of March 31, 2008.

RIL is the first private sector company from India to feature in the Fortune Global 500 list of 'World's Largest Corporations' and ranks 103rd amongst the world's Top 200 companies in terms of profits. RIL is amongst the 30 fastest climbers ranked by Fortune. RIL features in the Forbes Global list of the world's 400 best big companies and in the FT Global 500 list of the world's largest companies. RIL ranks amongst the 'Worlds 25 Most Innovative Companies' as per a list compiled by the US financial publication-Business Week in collaboration with the Boston Consulting Group.

Key Contacts:

Manoj Warrier (Mumbai)
Neucom Consulting

+ 919821414954
Email: manoj@neucomconsulting.com

Tushar Pania
Reliance Industries Limited

+919820088536
Email: Tushar.pania@ril.com

Kartik Upadhyay (Mumbai)
NeuCom Consulting
+919833452757
Email: kartik.upadhyay@neucomconsulting.com